EXHIBIT 99.01

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2005, 2004 and 2003

	Balance at	Charged to			Write-offs	Balance at
	Beginning	Costs and			Net of	End of
	of Year	Expenses	Other		Recoveries	Year
	(In thousands)

Allowance for Doubtful Accounts
2005	$1,399	$731	$—		$(753)	$1,377
2004	5,377	340	367	(1)	(4,685)	1,399
2003	10,698	2,248	—		(7,569)	5,377
Valuation Allowance for Deferred Tax Assets
2005	$379,191	$20,253	$—		—	$399,444
2004	422,303	(43,112)	—		—	379,191
2003	348,793	73,510	—		—	422,303

(1)	Charged to Discontinued Operations in 2004.